Exhibit 99.1

Sinovac Files Clinical Trial Application with CFDA for its Proprietary Vaccine against Avian Influenza A(H7N9) Virus

— -Preclinical development completed for H7N9 vaccine candidates that addresses significant unmet medical need-

BEIJING, January 29, 2014—Sinovac Biotech Ltd. (Nasdaq:SVA), a leading provider of biopharmaceutical products in China, announced today that it has submitted a Clinical Trial Application(CTA) with the China Food and Drug Administration(CFDA) to commence human clinical trials for its vaccine against Avian influenza A(H7N9) virus. The CTA was officially accepted by CFDA on January 29, 2014. Incidence rates for H7N9 continue to increase in China, with 153 H7N9 Human infectious cases reported in 2013 according to the World Health Organization(WHO). In January 2014, 96 H7N9 cases were reported in China, including 20 fatalities.

Sinovac commenced development of its proprietary H7N9 vaccine at the beginning of 2013, when the continuous H7N9 infectious cases were reported in China. The H7N9 vaccine was developed utilizing Sinovac’s existing flu vaccine development and production platform that includes its seasonal influenza vaccine, its pandemic influenza vaccine against H5N1 and its pandemic A(H1N1) vaccine. The Company obtained the avian influenza A(H7N9) virus strain from the WHO in May 2013. The Company has completed the pre-clinical research, and prepared different types of vaccine candidates for clinical testing. Once the CTA is approved, Sinovac is prepared to initiate the clinical trials in a timely manner.

Sinovac is the only company in China that is qualified to manufacture the vaccine against H5N1 avian flu following the regulatory approval in April 2008 and also was the first company globally to successfully develop and launch the H1N1 vaccine in September 2009.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “ In line with our corporate mission to supply vaccines to eliminate human diseases, Sinovac had established a quick responding mechanism to provide vaccines to deal with the influenza pandemic, which has successfully applied to the development on H5N1 vaccine and H1N1 vaccine in the previous years. This time, the H7N9 vaccine was developed with the existing flu vaccine technology and production platform. The H7N9 vaccine will be produced in our existing flu facilities. We are well prepared to move forward with the clinical development to prove the safety and immunogenicity profile of the H7N9 vaccine candidates. We look forward to making our contributions to the prevention and control of avian influenza A(H7N9) virus.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed the new drug application with China Food & Drug Administration.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9659/9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media

Aaron Estrada

The Ruth Group

Tel:  +1-646-536-7028

Email:  aestrada@theruthgroup.com